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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                             WESTPOINT STEVENS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
            -------------------------------------------------------
                                 (CUSIP Number)

          Holcombe T. Green, Jr., HTG Corp., Atlanta Financial Center
  3475 Piedmont Road, N.E., Suite 1600, Atlanta, Georgia 30305 (404) 261-1187
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 24, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                              (Page 1 of 16 Pages)

                                  SCHEDULE 13D


----------------------------                                                     ------------------
CUSIP NO. 919610 5, 919630 3                                                     PAGE 2 OF 16 PAGES
----------------------------                                                     ------------------


1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         WPS Investors, L.P.
----------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [X]
                                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------------

3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         NA
----------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
----------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
----------------------------------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

                                0
                       -----------------------------------------------------------------------------------

     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 15,483,306
     OWNED BY          -----------------------------------------------------------------------------------
       EACH
     REPORTING
      PERSON           9     SOLE DISPOSITIVE POWER
       WITH
                                0
                       -----------------------------------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                                15,483,306
----------------------------------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,483,306
----------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         [X]
----------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.4%
----------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                                                     ------------------
CUSIP NO. 919610 5, 919630 3                                                     PAGE 3 OF 16 PAGES
----------------------------                                                     ------------------


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         HTG Corp.
----------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [X]
                                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------------

3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
----------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
----------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
----------------------------------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

                                0
                       -----------------------------------------------------------------------------------

     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 16,283,639
     OWNED BY          -----------------------------------------------------------------------------------
       EACH
     REPORTING
      PERSON           9     SOLE DISPOSITIVE POWER
       WITH
                                0
                       -----------------------------------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                                16,283,639
----------------------------------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,283,639
----------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         [X]
----------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.0%
----------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                                                     ------------------
CUSIP NO. 919610 5, 919630 3                                                     PAGE 4 OF 16 PAGES
----------------------------                                                     ------------------


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Holcombe T. Green, Jr.
----------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [X]
                                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------------

3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
----------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
----------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

                                1,700,186
                       -----------------------------------------------------------------------------------

     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 16,283,639
     OWNED BY          -----------------------------------------------------------------------------------
       EACH
     REPORTING
      PERSON           9     SOLE DISPOSITIVE POWER
       WITH
                                1,700,186
                       -----------------------------------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                                16,516,139
----------------------------------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,216,325
----------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         [X]
----------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

         37.0%
----------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
----------------------------------------------------------------------------------------------------------

                                AMENDMENT NO. 9
                                TO SCHEDULE 13-D

         This Amendment No. 9 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. ("WPS"), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the President and sole director and shareholder of HTG Corp., as indicated below.

Item 3.       Source and Amount of Funds

         Item 3 is hereby amended by deleting the following from Amendment No. 8 to the reporting persons' Schedule 13D:

         The financing for the Proposed Transaction (as defined in Item 4) may include debt financing, which it is anticipated would be incurred by the issuer, and/or additional funds provided by the reporting persons or potentially others.

Item 4.       Purpose of Transaction

         Item 4 is hereby restated as follows:


         The reporting persons originally acquired the Shares for investment purposes and have continuously reviewed this investment based on an evaluation of the issuer and its business and prospects.

         On March 24, 2000, the board of directors of the issuer approved and adopted a Plan of Recapitalization (the "Recapitalization Plan"), pursuant to which Shares held by stockholders, other than the Reporting Persons who directly hold Shares and certain other stockholders, will be reclassified through charter amendments into a new series of stock that will be redeemed for $22.00 per share in cash. Prior to the effective time of the recapitalization, shares held by the Reporting Persons who directly hold Shares and certain other stockholders will be exchanged for a series of preferred stock which will be reclassified into common stock at the effective time of the recapitalization. Consummation of the Recapitalization Plan is subject to, among other things, approval by the issuer's stockholders and the negotiation of definitive agreements relating to the necessary financing. As a result of the recapitalization and the transactions contemplated by the Recapitalization Plan, the Shares will cease to be (i) listed on the New York Stock Exchange or
(ii) registered under the Securities Exchange Act of 1934.

         In connection with the Recapitalization, each of WPS, Mr. Green, Green Capital IV, L.P., Green & Company, L.P. and Hall Family Investments, L.P. have delivered letters to the issuer pursuant to which each requested to be permitted, prior to the recapitalization, to exchange their shares of common stock for the preferred stock that will be reclassified into common stock in the recapitalization. In these letters, the signatories thereto also agreed to enter into customary agreements in the future regarding transfer restrictions. The letters also contemplate that the signatories will be granted registration rights, information rights and similar customary rights. Lastly, each agreed to vote their shares in favor of the recapitalization and related matters. The letters of WPS, Mr. Green, Green Capital IV, L.P., and Green & Company, L.P. are attached hereto as Exhibits 3 through 6.

         Other than as described above, none of the reporting persons has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 7.       Material to be Filed as Exhibits.

         Exhibit 1   Joint Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit 2 Plan of Recapitalization, dated as of March 24, 2000 (filed as Exhibit 2.1 to the issuer's Form 8-K, filed with the Commission on March 27, 2000, and incorporated herein by reference).

         Exhibit 3 Letter from WPS to WestPoint Stevens Inc., dated March 24, 2000.

         Exhibit 4 Letter from Mr. Green to WestPoint Stevens Inc., dated March 24, 2000.

         Exhibit 5 Letter from Green Capital IV, L.P. to WestPoint Stevens Inc., dated March 24, 2000.

         Exhibit 6 Letter from Green & Company, L.P. to WestPoint Stevens Inc., dated March 24, 2000.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2000



                             /s/ HOLCOMBE T. GREEN, JR.
                             --------------------------------------------------
                             Holcombe T. Green, Jr.,
                             signing in the capacities and on behalf of each of the persons listed in Exhibit 1 hereto.

                                 EXHIBIT INDEX

                                                                                     Sequential
Exhibit    Description                                                               Page Number
-------    -----------                                                               -----------

1          Joint Acquisition Statement                                                    9

2          Plan of Recapitalization, dated as of March 24, 2000                         N/A
           (filed as Exhibit 2.1 to the issuer's Form 8-K, filed with the
           Commission on March 27, 2000, and incorporated herein
           by reference)

3          Letter from WPS to WestPoint Stevens Inc., dated
           March 24, 2000.                                                               11

4          Letter from Mr. Green to WestPoint Stevens Inc.,
           dated March 24, 2000.                                                         13

5          Letter from Green Capital IV, L.P., to WestPoint
           Stevens Inc., dated March 24, 2000.                                           15

6          Letter from Green & Company, L.P. to WestPoint
           Stevens Inc., dated March 24, 2000.                                           16

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13(d)-1(f)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: March 27, 2000



                             /s/ HOLCOMBE T. GREEN, JR.
                             --------------------------------------------------
                             Holcombe T. Green, Jr.,
                             signing in the capacities and on behalf of each of the persons listed on Schedule I hereto.

                                   SCHEDULE I



WPS INVESTORS, L.P.
By:      HTG Corp.
         General Partner

         By:    Holcombe T. Green, Jr.
                President



HTG CORP.
By:      Holcombe T. Green, Jr.
         President



HOLCOMBE T. GREEN, JR.
Individually

                                   EXHIBIT 3

                                                                  WPS Investors

                                 March 24, 2000

To:      WestPoint Stevens Inc.
         507 West Tenth Street
         West Point, Georgia 31833

         We understand that the Board of Directors of WestPoint Stevens Inc. ("WestPoint") has adopted and approved a plan of recapitalization wherein the capital stock of WestPoint will be reclassified (the "Plan"). We further understand that the Plan provides for the Common Stock of WestPoint to be reclassified into Series B Participating Preferred Stock which is to be redeemed for $22.00 per share, except for shares of certain stockholders which will be exchanged for shares of Series A Participating Preferred Stock which will be reclassified into Common Stock under the Plan. We are currently a WestPoint stockholder.

         We would like to maintain our equity investment in WestPoint. Therefore, we request that WestPoint permit us to exchange our shares of Common Stock for shares of Series A Participating Preferred Stock so that we may continue as a stockholder after our Series A Participating Preferred Stock is reclassified into Common Stock upon consummation of the Plan. We understand that WestPoint will be a private company after the transaction and thus we will be asked to enter into customary agreements with WestPoint, in which we will acknowledge and agree that the transfer of our shares will be restricted by applicable federal and state securities law, and whereby we will grant to WestPoint a right of first refusal as to any transfer of our shares as long as WestPoint remains a private company. The other WestPoint stockholders will be subject to the same restrictions. Further, we understand that WestPoint will grant us registration rights, information rights and similar customary rights, as well as grant such rights to WestPoint's other stockholders. We understand that WestPoint will be relying on our exchange of Common Stock for Series A Participating Preferred Stock prior to consummation of the Plan in order to obtain recapitalization accounting treatment, and therefore we agree that we will hold our shares of Common Stock pending such exchange. Further, we agree to vote our shares of WestPoint stock in favor of the Plan and all related required stockholder approvals. We are an "accredited investor" as defined by Regulation D under the Securities Act of 1933.

         In addition, the undersigned represents that neither it nor any of its affiliates has retained any broker, finder or investment banker or other intermediary in connection with the Plan and related transactions so as to give rise to any claim against WestPoint or any of its subsidiaries which could arise prior to the consummation of the Plan for any brokerage, finder's or investment banker's commission, fee or similar compensation.

         Further, the undersigned agrees to provide to the Company all information concerning it and its affiliates required to be included in the Company's proxy statement and Schedule 13E-3 relative to the Plan, as amended or supplemented including documents contained therein or incorporated therein by reference. The information so provided will not, at the time such proxy statement is mailed or such Schedule 13E-3 is filed, contain any untrue statement of a material fact or misstate any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or,

WestPoint Stevens Inc.
March 24, 2000
Page 2

at the time of the special meeting of stockholders of the Corporation held in connection with the Plan, as then amended or supplemented, or at the Effective Time, omit to state any material fact necessary to correct any statement originally so provided for inclusion in the proxy statement or the Schedule 13E-3 which has become false of misleading. If at any time prior to the Effective Time any event relating to the undersigned or any of its affiliates should be discovered which should be set forth in an amendment of, or supplement to, such proxy statement or Schedule 13E-3, the undersigned will promptly so inform the Corporation and will furnish all necessary information to the Corporation relating to such event.

         The undersigned represents and warrants that neither it nor any of its affiliates is a member of a "group" with respect to any securities of the Corporation (other than as set forth in Amendment No. 8 to the Schedule 13D of the undersigned and the other reporting persons named therein filed with the Securities and Exchange Commission on February 11, 2000 (the "Schedule 13D")) and that neither the undersigned nor any of its affiliates (including such reporting persons) has any contract, arrangement, understanding or relationship (legal or otherwise), written or oral, with any of the entities that have delivered commitment letters to provide equity financing for the consummation of the Plan, any of the Exchanging Stockholders or any other person (other than the Corporation, to the extent set forth in the letter) with respect to any securities of the Corporation, including but not limited to any such contract, arrangement, understanding or relationship relating to the acquisition ownership, transfer or voting of any such securities (whether prior to or upon consummation of the transactions contemplated by the Plan).

         This letter is furnished to WestPoint and may not be relied upon by any other person.


                                  Very truly yours,


                                  WPS INVESTORS, L.P.
                                  By:  HTG Corp., its general partner

                                  /s/ HOLCOMBE T. GREEN, JR.
                                  ---------------------------------------------
                                  Print Name:       Holcombe T. Green, Jr.
                                                    President
                                  Address:          3475 Piedmont Road, N.E.
                                                    Suite 1600
                                                    Atlanta, GA 30305
                                  Number of Shares: 15,483,306

                                   EXHIBIT 4

                                                                 Holcombe Green

                                 March 24, 2000

To:      WestPoint Stevens Inc.
         507 West Tenth Street
         West Point, Georgia 31833

         I understand that the Board of Directors of WestPoint Stevens Inc. ("WestPoint") has adopted and approved a plan of recapitalization wherein the capital stock of WestPoint will be reclassified (the "Plan"). I further understand that the Plan provides for the Common Stock of WestPoint to be reclassified into Series B Participating Preferred Stock which is to be redeemed for $22.00 per share, except for shares of certain stockholders which will be exchanged for shares of Series A Participating Preferred Stock which will be reclassified into Common Stock under the Plan. I am currently a WestPoint stockholder and also a holder of options for WestPoint stock.

         I would like to maintain my equity investment in WestPoint. Therefore, I request that WestPoint permit me to exchange my shares of Common Stock (including all shares of Common Stock earned under WestPoint's 1995 Key Employee Stock Bonus Plan) for shares of Series A Participating Preferred Stock so that I may continue as a stockholder after my Series A Participating Preferred Stock is reclassified into Common Stock upon consummation of the Plan. I understand that my outstanding options which are "in the money" (i.e., have a per share exercise price of less than $22.00) will remain outstanding, and to the extent not vested will be accelerated. I agree that my outstanding options which are not "in the money" will be canceled. I understand that WestPoint will be a private company after the transaction and thus I will be asked to enter into customary agreements with WestPoint, in which I will acknowledge and agree that the transfer of my shares will be restricted by applicable federal and state securities law, and whereby I will grant to WestPoint a right of first refusal as to any transfer of my shares as long as WestPoint remains a private company. The other WestPoint stockholders will be subject to the same restrictions. Further, I understand that WestPoint will grant me registration rights, information rights and similar customary rights, as well as grant such rights to WestPoint's other stockholders. I understand that WestPoint will be relying on my exchange of Common Stock for Series A Participating Preferred Stock prior to consummation of the Plan in order to obtain recapitalization accounting treatment, and therefore I agree that I will hold my shares of Common Stock pending such exchange. Further, I agree to vote my shares of WestPoint stock in favor of the Plan and all related required stockholder approvals. I am an "accredited investor" as defined by Regulation D under the Securities Act of 1933.

WestPoint Stevens Inc.
March 24, 2000
Page 2

         This letter is furnished to WestPoint and may not be relied upon by any other person.

                                  Very truly yours,


                                  /s/ HOLCOMBE T. GREEN, JR.
                                  ----------------------------------------
                                  Print Name:       Holcombe T. Green, Jr.
                                  Address:          3475 Piedmont Road, N.E.
                                                    Suite 1600
                                                    Atlanta, GA 30305
                                  Number of Shares:     1,620,186
                                  Number of Options:    1,000,000

                                   EXHIBIT 5

                                                               Green Capital IV

                                 March 24, 2000

To:      WestPoint Stevens Inc.
         507 West Tenth Street
         West Point, Georgia 31833

         We understand that the Board of Directors of WestPoint Stevens Inc. ("WestPoint") has adopted and approved a plan of recapitalization wherein the capital stock of WestPoint will be reclassified (the "Plan"). We further understand that the Plan provides for the Common Stock of WestPoint to be reclassified into Series B Participating Preferred Stock which is to be redeemed for $22.00 per share, except for shares of certain stockholders which will be exchanged for shares of Series A Participating Preferred Stock which will be reclassified into Common Stock under the Plan. We are currently a WestPoint stockholder.

         We would like to maintain our equity investment in WestPoint. Therefore, we request that WestPoint permit us to exchange our shares of Common Stock for shares of Series A Participating Preferred Stock so that we may continue as a stockholder after our Series A Participating Preferred Stock is reclassified into Common Stock upon consummation of the Plan. We understand that WestPoint will be a private company after the transaction and thus we will be asked to enter into customary agreements with WestPoint, in which we will acknowledge and agree that the transfer of our shares will be restricted by applicable federal and state securities law, and whereby we will grant to WestPoint a right of first refusal as to any transfer of our shares as long as WestPoint remains a private company. The other WestPoint stockholders will be subject to the same restrictions. Further, we understand that WestPoint will grant us registration rights, information rights and similar customary rights, as well as grant such rights to WestPoint's other stockholders. We understand that WestPoint will be relying on our exchange of Common Stock for Series A Participating Preferred Stock prior to consummation of the Plan in order to obtain recapitalization accounting treatment, and therefore we agree that we will hold our shares of Common Stock pending such exchange. Further, we agree to vote our shares of WestPoint stock in favor of the Plan and all related required stockholder approvals. We are an "accredited investor" as defined by Regulation D under the Securities Act of 1933.

         This letter is furnished to WestPoint and may not be relied upon by any other person.

                                  Very truly yours,


                                  GREEN CAPITAL IV, L.P.
                                  By:  HTG Corp., its general partner

                                  /s/ HOLCOMBE T. GREEN, JR.
                                  ----------------------------------------
                                  Print Name:       Holcombe T. Green, Jr.
                                                    President
                                  Address:          3475 Piedmont Road, N.E.
                                                    Suite 1600
                                                    Atlanta, GA 30305
                                  Number of Shares: 475,333

                                   EXHIBIT 6

                                                        Green and Company, L.P.

                                 March 24, 2000

To:      WestPoint Stevens Inc.
         507 West Tenth Street
         West Point, Georgia 31833

         We understand that the Board of Directors of WestPoint Stevens Inc. ("WestPoint") has adopted and approved a plan of recapitalization wherein the capital stock of WestPoint will be reclassified (the "Plan"). We further understand that the Plan provides for the Common Stock of WestPoint to be reclassified into Series B Participating Preferred Stock which is to be redeemed for $22.00 per share, except for shares of certain stockholders which will be exchanged for shares of Series A Participating Preferred Stock which will be reclassified into Common Stock under the Plan. We are currently a WestPoint stockholder.

         We would like to maintain our equity investment in WestPoint. Therefore, we request that WestPoint permit us to exchange our shares of Common Stock for shares of Series A Participating Preferred Stock so that we may continue as a stockholder after our Series A Participating Preferred Stock is reclassified into Common Stock upon consummation of the Plan. We understand that WestPoint will be a private company after the transaction and thus we will be asked to enter into customary agreements with WestPoint, in which we will acknowledge and agree that the transfer of our shares will be restricted by applicable federal and state securities law, and whereby we will grant to WestPoint a right of first refusal as to any transfer of our shares as long as WestPoint remains a private company. The other WestPoint stockholders will be subject to the same restrictions. Further, we understand that WestPoint will grant us registration rights, information rights and similar customary rights, as well as grant such rights to WestPoint's other stockholders. We understand that WestPoint will be relying on our exchange of Common Stock for Series A Participating Preferred Stock prior to consummation of the Plan in order to obtain recapitalization accounting treatment, and therefore we agree that we will hold our shares of Common Stock pending such exchange. Further, we agree to vote our shares of WestPoint stock in favor of the Plan and all related required stockholder approvals. We are an "accredited investor" as defined by Regulation D under the Securities Act of 1933.

         This letter is furnished to WestPoint and may not be relied upon by any other person.

                                  Very truly yours,


                                  GREEN AND COMPANY, L.P.
                                  By:  HTG Corp., its general partner

                                  /s/ HOLCOMBE T. GREEN, JR.
                                  ----------------------------------------
                                  Print Name:       Holcombe T. Green, Jr.
                                                    President
                                  Address:          3475 Piedmont Road, N.E.
                                                    Suite 1600
                                                    Atlanta, GA 30305
                                  Number of Shares: 325,000